NEXA ANNOUNCES INCREASE IN THE ARIPUANÃ MINERAL RESERVES AND EXTENSION OF MINE LIFE

Luxembourg, March 15, 2023 – Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE: “NEXA”) is pleased to provide an update relating to the Aripuanã estimated Mineral Reserves and Mineral Resources as of December 31, 2022.

Mineral Reserves in 2022 increased to 30.12Mt compared with 21.79Mt in 2021 driven by the infill drilling program carried out by the Company in the Ambrex orebody. In 2022, approximately 34km were drilled with the objective of converting Inferred Mineral Resources into Indicated and Measured Mineral Resources and expanding the reserves of the Ambrex orebody.

Commenting on the Aripuanã update, Ignacio Rosado, CEO of Nexa Resources, said: “The increase in Aripuanã’s Mineral Reserves and its mine life extension is the result of our successful exploration strategy of focusing on brownfield and infill drilling, and it reinforces our belief that it will be a long life mine. In 2023, we plan to continue to advance with our drill program in Babaçu and at the Link and Ambrex mineralization gap, and we expect to expand the Babaçu deposit to the northwest, potentially further increasing Mineral Resources.”

“Aripuanã is one of the few new zinc mines recently constructed in the world. Ramp up activities started in mid-2022 and will continue in 2023. We expect to reach full plant capacity in the second half of 2023”, concluded Mr. Rosado.

Aripuanã is an underground polymetallic mine and concentrate processing facility located in the state of Mato Grosso, Brazil, producing zinc, copper, lead, silver and gold. Mineral Reserves and Mineral Resources are estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards (“2014 CIM Definition Standards”) as incorporated in the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Highlights of the Aripuanã Update

▪	34,258 meters of infill drilling and 11,773 meters of exploration drilling were executed in 2022.
▪	An increase of 8.33 million tons of Probable Mineral Reserves as a result of the infill drilling, which increases the mine life by approximately three years.
▪	The Proven and Probable Mineral Reserves are estimated to total 30.12Mt at 3.42% Zn, 1.25% Pb, 0.17% Cu, 32.1 g/t Ag and 0.23 g/t Au, using a US$48.11/t NSR cut-off value containing 1,029.3Kt Zn, 377.7Kt Pb, 50.4Kt Cu, 31,026koz Ag and 220.0koz Au.
▪	The Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) are estimated to total 2.95Mt at 2.21% Zn, 0.80% Pb, 0.22% Cu, 21.5 g/t Ag and 0.32 g/t Au. Mineral Resources are reported using a US$48.11/t NSR cut-off value.

▪	The Inferred Mineral Resources are estimated to total 38.55Mt at 2.41% Zn, 1.02% Pb, 0.30% Cu, 29.5 g/t Ag and 0.46 g/t Au and represent additional potential for future reserve and life of mine increase.

Overview

The Aripuanã mine is located in the northwest corner of the Mato Grosso State in western Brazil. The region contains polymetallic Volcanogenic Massive Sulfide (“VMS”) deposits with zinc, lead, and copper, as well as small amounts of gold and silver, present in the form of massive mantles and veins, located in volcano sedimentary sequences belonging to the Roosevelt Group of Proterozoic age.

Mineral Reserves and Mineral Resources are estimated for three mineralized bodies, Arex, Link and Ambrex, with additional Mineral Resources estimated for Babaçu. Limited exploration has identified additional targets including Massaranduba, Boroca, and Mocoto to the southeast and Arpa to the northwest.

The Aripuanã exploration strategy aims to increase Mineral Reserves and Mineral Resources through infill drilling and to expand the potential continuity of the VMS mineralization with brownfield exploration drilling.

Mineral Reserves and Mineral Resources

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Longitudinal section (looking NE) showing the Mineral Reserves and Mineral Resources of Aripuanã VMS mineralization. Lower section shows distribution of stratabound (Zn, Pb, Ag) and stringer (Cu, Au) mineralization.

Mineral Reserves Estimate

Proven and Probable Mineral Reserves for Aripuanã are estimated to total 30.12 Mt at 3.42% Zn, 1.25% Pb, 0.17% Cu, 32.1 g/t Ag and 0.23 g/t Au (as of December 31, 2022), containing 1,029.3Kt Zn, 377.7Kt Pb, 50.4Kt Cu, 31,026koz Ag and 220.0koz Au a 38% increase from 21.79Mt at 3.61% Zn, 1.36% Pb, 0.23% Cu, 33.5 g/t Ag and 0.30 g/t Au as of December 31, 2021.

Mineral Reserves increased by 8.33 Mt with 243kt of contained zinc primarily resulting from the Ambrex infill drilling program carried out during 2022. Mineral Reserves depletion accounted for -0.45Mt containing 10.5kt of zinc.

Mineral Reserves Estimate as of December 31, 2022

Notes to Mineral Reserves Table:

1. CIM (2014) definitions were followed for Mineral Reserves. The Qualified Person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

2. Mineral Reserves are reported within engineered stope outlines assuming the following underground mining methods: Longitudinal longhole retreat (bench stopping) and Transverse Longhole Mining (VRM). Dilution and mining recovery are considered.

3. An NSR cut-off value was calculated based on the LOM operating costs: US$48.11/t processed (versus US$47.91/t in 2021).

4. Forecast long term metal prices used for the NSR calculation are: Zn: US$2,826/t (US$1.28/lb); Pb: US$2,044/t (US$0.93/lb); Cu: US$7,398/t (US$3.36/lb); Ag: US$19.93/oz and Au: US$1,475/oz compared to Zn: US$2,722.20/t (US$1.23/lb); Pb: US$1,997.21/t (US$0.91/lb); Cu: US$7,288.26/t (US$3.31/lb); Au: US$ 1,454.12/oz and Ag: US$19.68/oz in 2021.

5. Numbers may not add due to rounding.

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Mineral Resources Estimate

Mineral Resources are reported exclusive of Mineral Reserves. Measured and Indicated Mineral Resources are estimated at 2.95Mt at 2.21% Zn, 0.80% Pb, 0.22% Cu, 21.5 g/t Ag and 0.32 g/t Au, containing 65.1Kt Zn, 23.7Kt Pb, 6.4Kt Cu, 2,039koz Ag and 30.5Koz Au. In addition, Inferred Mineral Resources are estimated to total 38.55Mt at 2.41% Zn, 1.02% Pb, 0.30% Cu, 29.5 g/t Ag and 0.46 g/t Au, containing 929.1Kt Zn, 393.2Kt Pb, 115.7Kt Cu, 36,563koz Ag and 570.1Koz Au.

In this update, a total of 422kt of contained zinc decreased from Inferred Mineral Resource mostly due to conversion to Probable Mineral Reserves.

Mineral Resources Estimate as of December 31, 2022

Notes to Mineral Resources Table:

1. CIM (2014) definitions were followed for Mineral Resources. The Qualified Person for the Mineral Resources estimate is SLR Consulting (Canada) Ltd.

3. Mineral Resources are reported using a US$48.11/t NSR cut-off value (versus US$47.91/t in 2021).

4. Forecast long term metal prices used for the NSR calculation are: Zn: US$ 3,250.31/t (US$ 1.47/lb); Pb: US$2,350.54/t (US$/$1.07/lb); Cu: US$ 8,508.24/t (US$ 3.86/lb); Au: US$ 1,696.11/oz and Ag: US$22.92/oz compared to Zn: US$3,130.52/t (US$1.42/lb); Pb: US$2,296.79/t (US$1.04/lb); Cu: US$8,381.50/t (US$3.80/lb); Au: US$1,672.24/oz and Ag: US$22.63/oz in 2021.

5. Mineral Resources are reported exclusive of Mineral Reserves.

6. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

7. Numbers may not add due to rounding.

Opportunities | Exploration Potential

In 2023, we plan to execute 15,600 meters of diamond drilling. The strategy is to drill 4,400 meters to extend the Babaçu deposit to the northwest and to test the mineralization gap between Link and Ambrex. An additional 11,200 meters of infill drilling is planned targeting Mineral Resources reclassification at Babaçu to continue with our objective to convert Mineral Resources to Mineral Reserves and potentially expand the life of mine.

An update of the Babaçu Mineral Resource model is in progress. Assay results received in 1Q23, not included in the 2022 Mineral Resources update, are revealing good alignment with this objective with intersections of stringer and high grade massive stratabound mineralization as highlighted below.

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Vertical cross-sections showing Babaçu mineralization along the down-dip continuity of the Ambrex mineralized zone following the VMS horizon between younger sediments and the felsic volcanic rocks.

For the mid to long-term exploration program at Aripuanã, there is a 14 km long trend with positive intersections in a widely spaced drilled mineralization or oxidized mineralization outcrops (gossans) and geochemical and geophysical anomalies in Massaranduba, Boroca and Mocoto towards southeast, and Arpa to northwest. Nexa has the benefit of controlling the entire mineralized camp in Aripuanã with a complete coverage of mineral properties over the entire geological sequence of rocks that host VMS mineralization in this part of the country.

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Technical Information

Jose Antonio Lopes, FAusIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate the Mineral Reserves and Mineral Resources at Aripuanã can be found in the technical report titled “Technical Report on the Aripuanã Zinc Project, State of Mato Grosso, Brazil”, with an effective date of November 17, 2020, as amended February 9, 2021, prepared by SLR Consulting Ltd, and in particular: Jason J. Cox, P.Eng., Sean D. Horan, P.Geo., Brenna J. Y. Scholey, P.Eng., and Luis Vasquez, P.Eng. , a copy of which is available at www.sedar.com under Nexa’s SEDAR profile.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is ramping up the Aripuanã mine as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2022 and one of the top five metallic zinc producers worldwide in 2022, according to Wood Mackenzie.

Cautionary Statement on Mineral Reserve and Mineral Resource Estimates

All Mineral Reserve and Mineral Resource estimates of the Company disclosed or referenced in this news release have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves dated May 10, 2014 (“2014 CIM Definition Standards”), whose definitions are incorporated by reference in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), for the metals indicated per mine and project. As of the date of this press release, Nexa has determined that the Aripuanã update does not meet the threshold of a material project under NI 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). For a discussion of the differences between the requirements under S-K 1300 and NI 43-101, please see our annual report on Form 20-F.

Mineral Reserve: is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Probable Mineral Reserve: is the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource.

Proven Mineral Reserve: is the economically mineable part of a Measured Mineral Resource and can only result from conversion of a Measured Mineral Resource.

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Mineral Resource: is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable.

Inferred Mineral Resource: is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Indicated Mineral Resource: is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling.

Measured Mineral Resource: is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

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Forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except or required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found on our website (ir.nexaresources.com), and in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: Roberta Varella – Head of Investor Relations | ir@nexaresources.com

+55 11 94473-1388

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